Exhibit 99.1
Suntech Closes Offering of US$575 Million Convertible Senior Notes
WUXI, China, March 18, 2008 — Suntech Power Holdings Co., Ltd. (NYSE: STP) announced today the closing of the offering of US$575 million of 3.00% Convertible Senior Notes due 2013 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offering closed on March 17, 2008. The aggregate principal amount of notes sold reflects the exercise in full by the initial purchasers of their option to purchase up to an additional US$75 million of the notes to cover over-allotments.
The convertible senior notes and Suntech’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Suntech will file a shelf registration statement for resale of the notes and Suntech’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes and use its reasonable best efforts to cause such registration statement to become effective under the Securities Act by the 180th day after the notes are issued. Unless they are registered, these notes may be offered or sold only in transactions that are exempt from registration under the Securities Act and the securities laws of any other jurisdiction.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.
For more information, please contact:
In China:
Rory Macpherson
Investor Relations Manager
Suntech Power Holdings Co., Ltd.
Tel: +86-510-8531-8922
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com